Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Six Months Ended March 31, 2017
	Years ended September 30
	2012	2013	2014	2015	2016
Earnings:
Earnings from continuing operations before income taxes	$2,377	2,491	3,191	3,807	2,316	$1,029
Fixed charges	373	373	355	331	337	154
Earnings, as defined	$2,750	2,864	3,546	4,138	2,653	$1,183

Fixed Charges:
Interest Expense	$241	234	218	200	215	$102
One-third of all rents	132	139	137	131	122	52
Total fixed charges	$373	373	355	331	337	$154

Ratio of Earnings to Fixed Charges	7.4X	7.7X	10.0X	12.5X	7.9X	7.7X